UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sapiens International Corporation N.V.

(Name of Issuer)

Common Shares, Par Value €0.01 Per Share

(Title of Class of Securities)

N7716A102

(CUSIP Number)

Amit Ben-Yehuda
Kardan Technologies Ltd.
154 Menachem Begin Street
Tel Aviv 64921, Israel
Tel: (972)(3) 608-3444
Fax: (972)(3) 608-3434

with a copy to:

Tuvia J. Geffen, Adv.
Naschitz, Brandes & Co.
5 Tuval Street
Tel-Aviv 67897, Israel
Tel: (972)(3) 623-5000
Fax: (972)(3) 623-5005

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 2 of 9 Pages

CUSIP No. N7716A102	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS. Kardan Technologies Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 3,830,106
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 3,830,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,830,106
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,701,784 Common Shares outstanding, as set forth in the Form 20-F/A of Sapiens International Corporation N.V. for the year ended December 31, 2011, filed with the Securities and Exchange Commission on July 25, 2012.

CUSIP No. N7716A102	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS. Kardan Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 3,830,106
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 3,830,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,830,106
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,701,784 Common Shares outstanding, as set forth in the Form 20-F/A of Sapiens International Corporation N.V. for the year ended December 31, 2011, filed with the Securities and Exchange Commission on July 25, 2012.

CUSIP No. N7716A102	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS. Kardan Yazamut (2011) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 3,830,106
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 3,830,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,830,106
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,701,784 Common Shares outstanding, as set forth in the Form 20-F/A of Sapiens International Corporation N.V. for the year ended December 31, 2011, filed with the Securities and Exchange Commission on July 25, 2012.

The undersigned, Kardan Technologies Ltd. ("Kardan Technologies"), Kardan Israel Ltd. ("Kardan Israel") and Kardan Yazamut (2011) Ltd. ("Kardan Yazamut") (together, the "Reporting Persons") hereby file this Amendment No. 5 to Schedule 13D (the "Amendment"), which amends the Schedule 13D filed by the Reporting Persons on July 29, 2011, Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 25, 2011, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on October 11, 2011, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 21, 2011 and Amendment No. 4 to Schedule 13D filed by the Reporting Persons on February 2, 2012, with respect to the Common Shares, par value €0.01 per share (the "Common Shares"), of Sapiens International Corporation N.V., a Curaçao company ("Sapiens").  The Amendment amends and supplements Items 3, 4, 5, 6 and 7 of the Schedule 13D, as amended.

Item 3.   Source and Amount of Funds or Other Consideration

On August 21, 2012, Formula Vision Portfolio Holdings Limited Partnership ("Formula Vision LP") distributed to its limited partners, Kardan Technologies and Formula Vision Technologies (F.V.T.) Ltd. ("FVT"), 753,625 Common Shares beneficially owned by Formula Vision LP.  527,538 Common Shares were distributed by Formula Vision LP to Kardan Technologies and 226,087 Common Shares were distributed by Formula Vision LP to FVT.

Item 4.   Purpose of Transaction

On August 15, 2012, Kardan Technologies and Formula Systems (1985) Ltd. ("Formula Systems") entered into a Share Purchase Agreement ("Purchase Agreement") pursuant to which Kardan Technologies sold to Formula Systems on August 16, 2012, 1,000,000 Common Shares for a purchase price of NIS 12.7904 per Common Share, or an aggregate purchase price of NIS 12,790,400.  The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement included as Exhibit 15 hereto and is incorporated herein by reference.

The information set forth in Items 3, 5 and 6 is incorporated herein by reference.

Each of the Reporting Persons intends to continuously review its investment in Sapiens, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of Sapiens, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Sapiens owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, Sapiens's business and prospects, other developments concerning Sapiens and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of Sapiens.

Item 5.   Interest in Securities of the Issuer

(a)           The calculations included herein are based on a total of 39,701,784 Common Shares outstanding.

As of August 21, 2012, Kardan Technologies directly beneficially owns 3,830,106 Common Shares, representing approximately 9.65% of the outstanding Common Shares.  Kardan Technologies disclaims beneficial ownership of the Common Shares owned by any other Reporting Persons.

As of August 21, 2012, Kardan Israel does not directly beneficially own any Common Shares.  Kardan Israel owns (i) directly 77.39% of the shares of Kardan Technologies and (ii) indirectly, thorugh its wholly owned subsidiary Kardan Communications Ltd., the remainder 22.61% of the shares of Kardan Technologies.  By reason of its ability to influence the control of Kardan Technologies, Kardan Israel may be deemed to indirectly beneficially own, and share the power to vote and dispose of, the 3,830,106 Common Shares directly beneficially owned by Kardan Technologies, representing approximately 9.65% of the outstanding Common Shares.

Page 6 of 9 Pages

As of August 21, 2012, Kardan Yazamut does not directly beneficially own any Common Shares.  Kardan Yazamut owns 73.67% of the shares of Kardan Israel.  By reason of its ability to influence the control of Kardan Israel, Kardan Yazamut may be deemed to indirectly beneficially own, and share the power to vote and dispose of, the 3,830,106 Common Shares directly beneficially owned by Kardan Technologies, representing approximately 9.65% of the outstanding Common Shares.

(b)           As of August 21, 2012, Kardan Technologies, Kardan Israel and Kardan Yazamut share the power to vote and dispose of, 3,830,106 Common Shares directly beneficially owned by Kardan Technologies.

(c)           Except as previously described in Items 3 and 4 above, no transactions in the Common Shares have been effected by the Reporting Persons during the past 60 days, other than as set forth below:

From June 22, 2012 through August 21, 2012, Kardan Technologies sold an aggregate of 51,405 Common Shares on the NASDAQ Capital Market for aggregate net proceeds of $202,851.87, as set forth below:

Date	Number of Common Shares	Purchase Price
22-Jun-12	2,905	$4.0000
28-Jun-12	2,929	$3.9500
2-Jul-12	3,100	$3.9582
3-Jul-12	4,571	$3.9566
5-Jul-12	1,518	$3.9513
6-Jul-12	4	$3.9500
10-Jul-12	33	$3.9500
13-Jul-12	6,245	$3.9610
16-Jul-12	1,561	$3.9521
17-Jul-12	7,039	$3.9671
18-Jul-12	11,923	$3.9571
19-Jul-12	82	$4.0063
20-Jul-12	676	$3.9500
14-Aug-12	2,370	$3.9553
15-Aug-12	1,449	$3.9500
16-Aug-12	2,112	$3.9700
17-Aug-12	2,888	$3.9636

(d)          None

(e)           N/A.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Purchase Agreement, Kardan Technologies sold on August 16, 2012 to Formula Systems 1,000,000 Common Shares for a purchase price of NIS 12.7904 per Common Share, or an aggregate purchase price of NIS 12,790,400.  The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement included as Exhibit 15 hereto and is incorporated herein by reference.

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Page 7 of 9 Pages

Item 7.   Material to be Filed as Exhibits

Exhibit 15
Share Purchase Agreement, dated as of August 15,  2012, by and between Formula Systems (1985) Ltd. and Kardan Technologies Ltd. (incorporated by reference to Exhibit 99.1 to Amendment No. 20 to Schedule 13D of Formula Systems (1985) Ltd., filed on August 21, 2012)

Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2012	Kardan Technologies Ltd.

	By:	/s/ Yosef Grunfeld
Yosef Grunfeld
Director

By:	/s/ Amit Ben-Yehuda
Amit Ben-Yehuda
Chief Executive Officer

Kardan Israel Ltd.

By:	/s/ Yosef Grunfeld
Yosef Grunfeld
Chairman of the Board

By:	/s/ Asher Elmoznino
Asher Elmoznino
CFO

Kardan Yazamut (2011) Ltd.

By:	/s/ Yosef Grunfeld
Yosef Grunfeld
Chairman of the Board

By:	/s/ Asher Elmoznino
Asher Elmoznino
CFO

Page 9 of 9 Pages